Exhibit 99.4

News Release	For Immediate Release

PNI Digital Media to Present at the 2012 Gateway Conference on September 6th

VANCOUVER, BC – August 28th, 2012 - PNI Digital Media (TSX: PN; OTCBB: PNDMF), the leading innovator in digital media solutions for retailers, will present at the 2012 Gateway Conference being held on September 6th at the W San Francisco Hotel.

Kyle Hall, Chief Executive Officer of PNI Digital Media, is scheduled to present at 4:30 p.m. PT. Management will discuss the company’s progress, including an update on its retail customers, core photo business and recent business initiatives.

For institutional investors seeking additional information or to schedule a one-on-one meeting with PNI Digital Media’s management, please visit www.gateway-conference.com and click on the Register/Login tab. You may also email your request to schedule@gateway-conference.com or call 949-574-3860.

About the Gateway Conference
Gateway Conference is designed to provide a unique gateway between influential members of the investment community and a select group of compelling publicly-traded companies. Portfolio managers, research analysts and brokers from buy-side and sell-side institutions will have the opportunity to learn about more than 50 emerging growth companies across a broad range of industries, from technology, business services, and digital media, to clean-tech, consumer/retail, life sciences and natural resources. For more information, go to visit www.gateway-conference.com.

The invitation-only conference is hosted by Liolios Group, one of the nation’s top investor relations agencies, and sponsored by leading firms that service the financial community. For more information about Liolios Group, visit www.liolios.com.

About PNI Digital Media
Founded in 1995, PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books and calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide. Further information on our company can be found at www.pnimedia.com.

Investor Relations and Press Contact:

Simon Cairns
PNI Digital Media
866-544-4881
ir@pnimedia.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

News Release	For Immediate Release

The TSX has neither approved nor disapproved the information contained in this release. PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.